SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                                  Urogen Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   917271108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               February 23, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of _ Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 917271108               SCHEDULE 13D                Page 2 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3 below)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            5,169,831
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        5,169,831
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,169,831
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 917271108               SCHEDULE 13D                Page 3 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3 below)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,553,307
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,553,307
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,553,307
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 917271108               SCHEDULE 13D                Page 4 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Aries Domestic Fund II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3 below)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            249,535
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        249,535
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      249,535
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 917271108               SCHEDULE 13D                Page 5 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The Aries Master Fund, A Cayman Island Exempted Company
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3 below)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,366,989
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,366,989
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,366,989
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.6%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO (see Item 2)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 917271108               SCHEDULE 13D                Page 6 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3 below)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        124,338
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            5,169,831
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               124,338
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        5,169,831
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,294,169
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      (a)   Common Stock, $.001 par value ("Shares")

            Urogen Corp. (the "Issuer")
            10835 Altman Rd., Suite 950
            San Diego, CA 92121
            (619) 450-5949

Item 2. Identity and Background.

      Names of Persons Filing:

      (a) This statement is filed on behalf of Paramount Capital Asset Man agement, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), Aries Domestic Fund II, L.P. ("Aries II"), Aries Master Fund, a Cayman Island exempted company ("Aries Fund") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collec tively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

      (b) Paramount Capital's, Aries Domestic's, Aries II's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Fund is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

      (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,(1) a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,(2) a limited partnership incorpo rated in Delaware. Paramount Capital is the Investment Manager to Aries Fund,(3) a Cayman Islands exempted company.

      (d) Dr. Rosenwald, Paramount Capital, Aries Domestic, Aries II and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Dr. Rosenwald, Paramount Capital, Aries Domestic, Aries II and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)   Dr. Rosenwald is a citizen of the United States.

----------

     (1) Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

     (2) Please see attached Exhibit C indicating the general partner of Aries Domestic and Aries II and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

     (3) Please see attached Exhibit D indicating the investment manager of the Aries Fund and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

Item 3. Source and Amount of Funds or Other Consideration.

      On February 23, 2000, in a private placement of the Issuer's securities, Aries Domestic used $5,181,991 of its general funds to purchase 609,646 Shares, Aries II used $873,579 of its general funds to purchase 102,774 Shares and the Aries Fund used $10,944,930 of its general funds to purchase 1,287,580 Shares. On January 13, 2000, in a private offering by the Issuer, Aries Domestic used $867,052 of its general funds to purchase 433,526 Shares, Aries II used $134,848 of its general funds to purchase 67,424 Shares, the Aries Fund used $1,910,600 of its general funds to purchase 955,300 Shares and Dr. Rosenwald used $50,000 of personal funds to purchase 25,000 Shares. In addition, on January 13, 2000, in a separate private offering by the Issuer, Aries Domestic used $256,767.95 of its general funds to purchase 340,090 Shares and warrants to purchase 170,045 Shares at an exercise price equal to $0.75 per Share (the "Warrants"), Aries II used $39,933.46 of its general funds to purchase 52,892 Shares and 26,446 Warrants, the Aries Fund used $565,801.53 of its general funds to purchase 749,406 Shares and 374,703 Warrants and Dr. Rosenwald used his $49,999,12 of personal funds to purchase 66,224 Shares and 33,112 Warrants.

Item 4. Purpose of Transaction.

      The Reporting Parties acquired shares of Common Stock of the Issuer as an investment in the Issuer.

      Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

      Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) As of March 2, 2000, Dr. Rosenwald, both personally and through acquisition of the shares by the Aries Fund, Aries Domestic and Aries II, beneficially owned 5,294,169 Shares or 25.2% of the Issuer's securities and Paramount Capital beneficially owned 5,169,831 Shares or 24.6% of the Issuer's securities. Aries Domestic and the Aries Fund beneficially owned as follows:

                                              Amount Owned
                                              ------------
            Aries Domestic                  1,553,307 Shares
            Aries II                          249,535 Shares
            Aries Fund                      3,366,989 Shares

      (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic, Aries II and Aries Fund.

      (c) Acquisitions made by the Reporting Parties within the past 60 days are as set forth in Item 3.

            Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

      (d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer:

      Paramount Capital is the Investment Manager of the Aries Fund and the General Partner of each of Aries Domestic and Aries II and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties,

      Paramount Capital receives certain management fees and performance allocations from the Aries Fund, Aries Domestic and Aries II. Dr. Rosenwald is the Chairman and sole stockholder of Paramount Capital.

      Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits:

Exhibit A - Copy of an Agreement between Dr. Rosenwald, Paramount Capital,
            Aries Domestic and Aries Fund to file this Statement on Schedule 13D on behalf of each of them.

Exhibit B - List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C - List of executive officers and directors of Aries Domestic and
            Aries II and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D - List of executive officers and directors of Aries Fund and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   March 2, 2000
         New York, NY           By /s/ Lindsay A. Rosenwald, M.D.
                                   ---------------------------------------------
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman


                                ARIES DOMESTIC FUND, L.P.
                                By: Paramount Capital Asset Management, Inc.
                                    General Partner

Dated:   March 2, 2000
         New York, NY           By /s/ Lindsay A. Rosenwald, M.D.
                                   ---------------------------------------------
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman


                                ARIES DOMESTIC FUND II, L.P.
                                By: Paramount Capital Asset Management, Inc.
                                    General Partner

Dated:   March 2, 2000
         New York, NY           By /s/ Lindsay A. Rosenwald, M.D.
                                   ---------------------------------------------
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman


                                THE ARIES FUND
                                By: Paramount Capital Asset Management, Inc.
                                    Investment Manager


Dated:   March 2, 2000
         New York, NY           By /s/ Lindsay A. Rosenwald, M.D.
                                   ---------------------------------------------
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman


Dated:   March 2, 2000
         New York, NY           By /s/ Lindsay A. Rosenwald, M.D.
                                   ---------------------------------------------
                                   Lindsay A. Rosenwald, M.D.